January 11, 2005

Via Edgar and Federal Express
Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	National Interstate Corporation
Registration Statement on Form S-1
File Number 333-119270, Amendment No. 5

Dear Mr. Riedler:

     This letter is in response to a comment made by the Staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated January 6, 2005 (the “Comment Letter”) to National Interstate Corporation (the “Company” or “National Interstate”) with respect to the above-referenced filing. Today, in response to the Comment Letter, the Company has filed with the Commission Amendment No. 6 to the Registration Statement on Form S-1 (the “Form S-1” or the “Prospectus”) marked to show changes from the draft filed with the SEC on December 22, 2004.

     Below is the Company’s response to the comment in the Comment Letter. For the convenience of the Staff, we have repeated your question before the response. Additionally, the page number in the response below refers to the page of the marked (rather than the clean) version of the Form S-1. To facilitate your review, we are sending to you, as a courtesy, five clean and five marked copies of the Form S-1 today by Federal Express.

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Now that we are subject to Securities and Exchange Commission rules and regulations ... page 20

1.	You state that Ernst & Young has characterized your need for improved controls and processes related to financial reporting and need for additional financial reporting resources as a significant deficiency that is not a material weakness. Please describe specifically what conditions and needs caused Ernst & Young to identify the deficiency. Also, explain why the significant deficiency did not rise to the level of a material weakness and discuss in greater detail the potential financial impact of the deficiency.

After discussions with the Staff and in response to the Staff’s comment, we have amended the disclosure on page 20. A marked copy comparing the new disclosure to the disclosure that appeared in Amendment No. 5 is attached hereto as Exhibit A.

We supplementally advise the Staff that, as described in the second paragraph of the revised disclosure, the computational and clerical errors discovered by Ernst & Young LLP in their review were discovered while the amendment to the registration statement was still in draft form and was being reviewed internally and by the working group. We corrected the computational and clerical errors prior to filing the amendment with the Commission.

* * *

     If you have any questions regarding these responses or any further comments, please contact the undersigned at (330) 659-8900.

Very truly yours,

/s/ Michael A. Schroeder

Michael A. Schroeder
Enclosure

cc:	April V. Boise
Jonathan L. Freedman

Exhibit A

Now that we are subject to Securities and Exchange Commission rules and regulations, we need to strengthen and enhance our internal control, processes and capabilities as they relate to financial reporting.

     As a public company subject to the reporting requirements of the Securities and Exchange Commission, we will have enhanced financial reporting obligations. In conjunction with the preparation and filing of this registration statement, Ernst & Young LLP, our independent registered public accounting firm, confirmed in December 2004 in a letter to us and discussed with management and our Audit Committee our need for improved controls and processes related to financial reporting and the need for additional financial reporting resources to meet our enhanced financial reporting obligations. In the interest of expediting the release of a previous amendment to this registration statement, we released new financial disclosures to Ernst & Young LLP before we completed the internal review and reconciliation of each financial entry. This caused Ernst & Young LLP to communicate to us a significant deficiency in internal controls.

     Under standards established by the Public Company Accounting Oversight Board, Ernst & Young LLP has characterized this need for improved controls and processes as a “significant deficiency” that they do not believe to be a “material weakness.” The deficiency resulted from computational and clerical errors discovered by Ernst & Young LLP in their review of our draft footnotes, management’s discussion and analysis, and other disclosures as of September 30, 2004 prepared by management for inclusion in a previous amendment to this registration statement. Ernst & Young LLP has informed us that the deficiency did not result from inaccurate recording of balances in our books and records. In the opinion of our independent auditors, these errors resulted from the lack of sufficient resources and controls over the financial reporting process at that time. Ernst & Young LLP communicated to us that the deficiency does not constitute a “material weakness” because of the absence of material errors in the amounts and because we have compensating controls in place.

     We have ~~initiated actions to recruit~~ implemented corrective actions that we believe will address the deficiency through the engagement of additional ~~staff~~ personnel with the ~~requisite skills and~~ appropriate experience and qualifications to perform quality review procedures and to satisfy our financial reporting obligations as a public company. Also, American Financial Group, Inc. has identified experienced internal control and financial reporting personnel currently on their staff and has assigned these resources to assist us as we transition from a private company to a public company. American Financial Group, Inc. has agreed to provide expertise, resources and assistance in this regard~~, at no cost to us,~~ until we have retained the necessary personnel and implemented the appropriate internal controls, processes and procedures. We do not expect the potential financial costs of the enhanced resources to be material.

     Any failure by us to successfully implement effective internal controls and processes could have a material adverse effect on our business, financial condition and results of operations.